Suite 900- 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

April 6, 2005
File:  100-

FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Québec

                                Attention:  Statutory Filings

Dear Sirs:

Re:          Material Change Report – Initial Closing of $25.3 Million Financing

Further to our news release issued on March 31, 2005, enclosed herewith is a copy of the Company's Form 51-102F3 Material Change Report regarding the completion of the initial closing of $19.5 million of the Company’s previously announced private placement of $25.3 million with arms length institutions and investment funds.

We trust you will find the enclosed to be in order.  However, should you require anything further, please do not hesitate to advise the writer.

Yours very truly,

AURIZON MINES LTD.

(Signed)
Julie A. Stokke Kemp
Corporate Secretary

Enclosure(s)

cc/encl:

DuMoulin Black

Attn:  Sargent H. Berner/Mary Collyer (Email)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company:

AURIZON MINES LTD.
Suite 900 – 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

March 31, 2005

Item 3.

News Release

News release issued pursuant to section 7.1 of National Instrument 51-102 on March 31, 2005, via CCN Matthews – Canada Distribution (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. has successfully completed the initial closing of $19.5 million of its previously announced private placement of $25.3 million with arms length institutions and investment funds.  As a result, Aurizon has issued 7,805,555 common flow-through shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share.

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. has successfully completed the initial closing of $19.5 million of its previously announced private placement of $25.3 million with arms length institutions and investment funds.  As a result, Aurizon has issued 7,805,555 common flow-through shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share.

The second closing for the $5.8 million balance of the $25.3 million financing is expected to occur mid April, 2005.

Proceeds of the Offering will enable Aurizon to proceed with the installation of the hoist, electrical substation and the construction of the headframe and hoist buildings; initiate shaft sinking; continue underground development including ramping, drifting and raising; continue the extension of the 550 metre track drift east of Zone 113; and continue with the drilling of Zone 113 between 900 and 1,100 metres and the drilling of Zones 118 to 120, as well as 19,000 metres of exploration drilling.

Aurizon Mines Ltd.
Material Change Report

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7.

Omitted Information:

N/A

Item 8.

Executive Officer

David P. Hall, Chairman, President and Chief Executive Officer
Telephone:  (604) 687-6600
Telecopier:  (604) 687-3932

Item 9.

Date of Report

April 6, 2005

“Signed”

Julie A. Stokke Kemp
Corporate Secretary